SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
February 21, 2005

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of Incorporation)	*(Commission File No.)*	*(IRS Employer Identification No.)*

**P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528**
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (574) 642-3070

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

(b)   Rice M. Tilley, Jr., a member of the Board of Directors of Supreme Industries, Inc. (the "Company") has resigned as a member of the Company's Board of Directors effective February 21, 2005. To the knowledge of the Company's executive officers, Mr.Tilley's decision to resign as a member of the Board was not due to any disagreement with the Company's operations, policies or practices.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SUPREME INDUSTRIES, INC.


Date: February 25, 2005

By: /s/ Robert W. Wilson
Robert W. Wilson
Executive Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

(Signing on behalf of the Registrant and as Principal Financial Officer)